

FEB/02/2006/THU 12:17 PM HOLMES & COMPANY FAX No. 604 688 0426 P. 003/004

02/02/2006 12:02 FAX 002

FEB/02/2006/THU 11:53 AM HOLMES & COMPANY FAX No. 604 688 0426 P. 002

Entity # C26435-2003

Document Number: 20060066773-67

Date Filed: 2/2/2006 1:02:49 PM

In the office of

Dean Heller

Secretary of State

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Change Pursuant to NRS 78.209

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Change filed Pursuant to NRS 78.209 For Nevada Profit Corporations

1. Name of corporation:

Ingenium Capital Corp.

2. The board of directors have adopted a resolution pursuant to NRS 78.207 and have obtained any required approval of the stockholders.

3. The current number of authorized shares and the par value, if any, of each class or series, if any, of shares before the change:

100,000,000 Common, Par Value $0.001
10,000,000 Preferred, Par Value $0.001

4. The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change:

400,000,000 Common, Par Value $0.001
10,000,000 Preferred, Par Value $0.001

5. The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series:

4 Common shares will be issued for each Common share.
Preferred shares will be unaffected.

6. The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby:

N/A

7. Effective date of filing (optional): 2/6/06

8. Officer Signature: _______________ President
Signature Title

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State AM 78.209 2003
Revised on: 10/27/03